UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

ASX ANNOUNCEMENT

26 September 2025

Sayona Mining Limited Announces Corporate Name Change to Elevra Lithium Limited

•	The Company will trade under the name Elevra Lithium Limited and the ASX ticker will change to “ELV”

•	The new name and ticker are effective from today, 26 September 2025

North American lithium producer Sayona Mining Limited (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) is pleased to announce that it has completed the name change to Elevra Lithium Limited (“Elevra” or “Company”) following receipt of shareholder approval at the Extraordinary General Meeting held on 31 July 2025.

Elevra will commence trading under the new name and the ticker symbol for the Elevra ordinary shares traded on the Australian Stock Exchange (ASX) will be changed to “ELV”, effective from the commencement of trading on 26 September 2025.

Elevra American Depositary Shares will continue to trade under the symbol “ELVR” on the Nasdaq.

The name and ticker changes do not impact the rights of shareholders, and no further action is required by existing shareholders with respect to this change.

Elevra’s Chief Executive Officer and Managing Director, Lucas Dow, said: “The rebranding to Elevra is built from three powerful ideas: Elevate, Electricity and Era. Our new name reflects the scale of what we have achieved and the ambition of where we are headed as a company driving the energy transition forward. While we have a new corporate identity, our vision remains to develop, operate and maintain a portfolio of growth projects to sustainably deliver secure and reliable lithium for generations to come.”

Announcement authorised for release by Elevra’s Managing Director.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: September 29, 2025	By:	/s/ Dylan Roberts
		Name:	Dylan Roberts
		Title:	Company Secretary and General Counsel